# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### 5 June 2017

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Carbon Natural Gas Company

### File No. 0-02040 -- CF# 34963

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Carbon Natural Gas Company submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 31, 2017.

Based on representations by Carbon Natural Gas Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

|  |  |
|---|---|
| Exhibit 10.1 | through October 3, 2021 |
| Exhibit 10.1(b) | through October 3, 2021 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Brent J. Fields
Secretary